SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
                            ______________________

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No 9) *

                             Pioneer Group Inc
                      ------------------------------
                               (Name of issuer)


                               Common Shares
                        ------------------------------
                        (Title of Class of Securities)


                      ------------------------------
                               (CUSIP Number)

               Mr P Acton, Mercury Asset Management plc
        33 King William Street, London EC4R 9AS     Tel No 0171 203 5741
      Name, Address and Telephone Number of Person Authorised to Receive
                          Notices and Communications)

                                14 June, 1996
            (Date of Event which Requires filing of this statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the
following box.  [   ]

Check the following box if a fee is being paid with the statement  [   ] (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

2776
Schedule 13D

CUSIP No. __________________________
- -----------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
    MERCURY ASSET MANAGEMENT plc
- -----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) [   ]

                                                         (B) [   ]
- -----------------------------------------------------------------------------
3   SEC USE ONLY

- -----------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
- -----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                [   ]
- -----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANISATION

    ENGLAND
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 NONE
    NUMBER OF            ----------------------------------------------------
     SHARES              8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                     NONE
      EACH               ----------------------------------------------------
    REPORTING            9       SOLE DISPOSITIVE POWER
    PERSON
     WITH                        2,402,650
                         ----------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                [   ]
- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    9.60%
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IA
- -----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

            The class of equity securities to which this statement relates is the shares of Common Stock (the "Common Shares") of Pioneer Group Inc (the "Company") whose principal executive offices are located at 60 State Street,
Boston, MA02109 1820, USA.   Its telephone number is (617) 422 4281.

Item 2.     Identity and Background

            This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

            Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

            Under the terms of its agreements with such clients, Mercury has discretion to buy and sell securities on their behalf subject to such guidelines as may be agreed and subject to any contrary instructions which may be received. Mercury has neither voting power nor the right to receive dividends from, or proceeds from the sale of, any portfolio investments. 88,940 shares are held for the benefit of collective investment schemes managed by Mercury Asset Management Channel Islands Limited, an associate of Mercury. A division of Mercury is the investment adviser under contract to Mercury Asset Management Channel Islands Limited.

            Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

            The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

            Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar
misdemeanours), or (b) been a   party to a civil proceeding of a judicial or
administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

            The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4.     Purpose of Transaction

            The Common Shares were acquired for the purpose of   investment.

            (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

            Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

            (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

            (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) any material change in the present capitalisation or dividend policy of the Company;

            (f) any other material change in the Company'sbusiness or corporate structure;

            (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)
            (4) of the Act; or

            (j) any action similar to any of those set forth above.

Item 5.     Interest in Securities of the Issuer

            (a) See Item 2 above.   Subject thereto, Mercury has dispositive
            power with respect to 2,402,650 Common Shares or approximately 9.60% of the Common Shares outstanding.

            (b) See Item 2 above.

            (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.

            (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common Shares.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer

            Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits

            None.

                         SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: 19 June, 1996



                                   for Mercury Asset Management plc.


                                   By /s/     P G Stark
                                      ----------------------------
                                        Authorised Signatory
                                              P G Stark



ANNEX A


                             MERCURY ASSET MANAGEMENT plc.

Executive Officers                                          Principal
and Directors                    Business Address           Occupation           Citizenship
- ------------------               ----------------           ----------           -----------

Joint Chairman
- --------------
David William James PRICE        33 King William Street,    Investment           British
(Joint Chairman)                 London, EC4R 9AS.          Director

Stephen Anthony ZIMMERMAN        33 King William Street,    Investment           British
(Joint Chairman)                 London, EC4R 9AS.          Director

Deputy Chairman
- ---------------
Carol GALLEY (Miss)              33 King William Street,    Investment           British
(Deputy Chairman)                London, EC4R 9AS.          Director

Christopher Nigel                33 King William Street,    Investment           British
HURST-BROWN                      London, EC4R 9AS           Director
(Deputy Chairman)

Frederick David Stewart          33 King William Street,    Investment           British
ROSIER (Deputy Chairman)         London, EC4R 9AS           Director

Vice Chairman
- -------------
Dr. Ross John BUNCE              33 King William Street,    Investment           British
(Vice Chairman)                  London, EC4R 9AS           Director

Andrew Searle DALTON             33 King William Street,    Investment           British
(Vice Chairman)                  London, EC4R 9AS.          Director

Charles Vivian JACKSON           33 King William Street,    Investment           British
(Vice Chairman)                  London, EC4R 9AS           Director

Peter William URQUHART           33 King William Street,    Investment           British
(Vice Chairman)                  London, EC4R 9AS           Director

Directors
- ---------
Ian ARMITAGE                     33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Norman McLeod BACHOP             33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Ian Christopher Simon BARBY      33 King William Street,    Investment           British
(Director)                       London,  EC4R  9AS         Director

Stuart John BAXTER               33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           DIrector

Thomas Jan BERGER                33 King William Street,    Investment           American
(Director)                       London, EC4R 9AS           Director

David Thomas Alan BOYLE          33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Carol Consuelo BROOKE            33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

John Loughlin CALLAHAN           33 King William Street,    Investment           American
(Director)                       London, EC4R 9AS           Director

David John CAUSER                33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Thomas William George            33 King William Street,    Investment           British
CHARLTON                         London, EC4R 9AS           Director
(Director)

Nicholas James CHARRINGTON       33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Colin Martin CLARK               33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Nicholas James COATS             33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Stephen Benedict COHEN           33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

John Nicholas COTTON             33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Graham Richard DIXON             33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Charles Bowen FARQUHARSON        33 King William Street,    Company              British
(Company Secretary               London, EC4R 9AS           Secretary
& Director)                                                 & Director

Christopher Nigel Holland        33 King William Street,    Investment           British
FOSTER (Director)               London, EC4R 9AS            Director

Peter John GIBBS                 33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Peter John Woodville             33 King William Street,    Investment           British
HARRISON (Director)              London, EC4R 9AS           Director

Paul HARWOOD                     33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Timothy John HASTON              33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Andrew Malcolm                   33 King William Street     Investment           British
HUNTER-JOHNSTON                  London, EC4R 9AS           Director
(Director)

Michael Francis Mostyn           33 King William Street,    Investment           British
Owen JODRELL                     London, EC4R 9AS           Director
(Director)

Andreas Christian Jutting        33 King William Street     Investment           Danish
LEHMAN                           London, EC4R 9AS           Director
(Director)

Dr. Gordon Alan LINDSAY          33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Gary LOWE                        33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Roderick James MACLEOD           33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Paul Roderick Clucas MARSHALL    33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Shaun Albert MAYS                25 Floor,101 Collins       Investment           British/
(Director)                       Street,Melbourne,Vic       Director             Australian
                                 3000 AUSTRALIA

Keith Richard MULLINS            33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Masaru NISHIZAWA                 Hibiya Kokusai Building,   Investment           Japanese
(Director)                       2-2-3 Uchisaiwaicho,       Director
                                 Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY       33 King William Street,    Investment           Australian
(Director)                       London, EC4R 9AS           Director

Thomas Andrew OATES              33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Peter Vincent OLSBERG            33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Ching Han ONG                    33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Roderick Louis PARIS             33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

John PARSLOE                     33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Andrew Phillip PICKARD           33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Ronald William PULLEN            33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

John William RICHARDS            33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Nicholas King RITCHIE            33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Alexander Frederick              33 King William Street,    Investment           British
James ROE (Director)             London, EC4R 9AS           Director

Richard George ROYDS             33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Lynn Christine RUDDICK           33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Clifford John SHAW               Warburg Asset Management   Investment           British
(Director)                       Japan Ltd.,                Director
                                 Hibiya Kokusai Building,
                                 7th Floor,
                                 2-2-3- Uchisaiwaicho,
                                 Chiyoda-ku, Tokyo 100

Ian Michael SLACK                33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Peter William STANYER            33 King William Street     Investment           British
(Director)                       London, EC4R 9AS           Director

Hugh Alexander STEVENSON         33 King William Street,    Chairman of          British
(Director)                       London, EC4R 9AS           Mercury Asset
                                                            Management
                                                            Group plc

Barry William WOOLF              33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director


                      MERCURY ASSET MANAGEMENT GROUP plc

Executive Officers                                          Principal
and Directors                    Business Address           Occupation           Citizenship
- -----------------                ----------------           ----------           -----------
Joint Chairman
- --------------
Hugh Alexander STEVENSON         33 King William Street,    Investment           British
(Chairman)                       London, EC4R 9AS.          Director

Deputy Chairman
- ---------------
David William James PRICE        33 King William Street,    Investment           British
(Deputy Chairman)                London, EC4R 9AS.          Director

Stephen Anthony ZIMMERMAN        33 King William Street,    Investment           British
(Deputy Chairman)                London, EC4R 9AS.          Director

Vice Chairman
- -------------
Carol GALLEY (Miss)              33 King William Street,    Investment           British
(Vice Chairman)                  London, EC4R 9AS.          Director

Company Secretary
- -----------------
Charles Bowen FARQUHARSON        33 King William Street,    Company              British
(Secretary)                      London, EC4R 9AS.          Secretary

Paul Graham BOSONNET             33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS.          Director

David John CAUSER                33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Andrew Searle DALTON             33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS.          Director

Peter Stormonth DARLING          33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Hugh Jon FOULDS                  33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Christopher Nigel                33 King William Street,    Investment           British
HURST-BROWN (Director)           London, EC4R 9AS           Director

Charles Vivian JACKSON           33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

Frederick David Stewart          33 King William Street,    Investment           British
ROSIER (Director)                London, EC4R 9AS           Director

Alfred Joseph SHEPPARD           33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

John Charles Grayson             33 King William Street,    Investment           British
STANCLIFFE                       London, EC4R 9AS           Director
(Director)

Peter William URQUHART           33 King William Street,    Investment           British
(Director)                       London, EC4R 9AS           Director

ANNEX A

                      Mercury Asset Management Group plc

                                Directors Lists
                                ---------------

                             CORPORATE INFORMATION
                             ---------------------

                                             Field of           Country of
Name                    Registered Office    Activity           Incorporation
- ----                    -----------------    --------           -------------

Mercury Asset           33 King William      Holding Company    England
Management Group plc    Street,
                        London, EC4R 9AS

Mercury Asset           33 King William      Investment         England
Management plc          Street,              Management and
                        London, EC4R 9AS     Advice


ANNEX  B


                               PIONEER GROUP INC
                               -----------------

                                 COMMON SHARES
                                 -------------


                                          PRICE PER      DAILY
DATE            PURCHASE      SALE        SHARE          TOTALS
- ----            --------      ----        ---------      -------
05.14.96                                  B/Fwd          2,657,250
05.23.96        5,000                     27.25          2,662,250
05.31.96                      25,000      28.025         2,637,250
06.03.96                      12,100      28.125         2,625,150
06.06.96                      37,100      27.7128        2,588,050
06.11.96                      77,700      26.875         2,510,350
06.12.96                      77,700      26.8842        2,432,650
06.13.96                      20,000      26.9375        2,412,650
06.14.96                      10,000      26.875         2,402,650